                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                            Medtox Scientific, Inc.
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                                (Name of Issuer)


                           Common Stock and Warrants
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                         (Title of Class of Securities)


                                  586999-40-1
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                                 (CUSIP Number)


                               Robert T. Montague
                        Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                             Minneapolis, MN 55408
                                  612-349-8500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 31, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 586999-40-1             13D                        PAGE  2 OF  9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Pyramid Trading Limited Partnership 36-3723624
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    WC

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    0 Shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    280,000 Shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 Shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            280,000 Shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     280,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BD, PN, IV
--------------------------------------------------------------------------------

CUSIP NO. 586999-40-1             13D                        PAGE  3 OF 9  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    0 Shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    280,000 Shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 Shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    280,000 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     280,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO, IV
--------------------------------------------------------------------------------

CUSIP NO. 5869999-40-1            13D                          PAGE 4 OF 9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                           Daniel Asher, ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                      N/A

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                                   0 Shares
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER                           280,000 shares
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                              0 shares
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                      280,000 shares
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 280,000 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)


--------------------------------------------------------------------------------

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CUSIP No.586999-40-1




ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.15 per share ( the "Common Stock") and a warrant (the "Warrant") to purchase shares of Common Stock, of Medtox Scientific, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 402 West County Road D, St. Paul, MN 55112.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI") and Daniel Asher, as Manager of OI and individually ("DA"). PT, OI and DA are collectively referred to herein as the "Reporting Persons."

        The following information relates to PT:

        (i)     Name: Pyramid Trading Limited Partnership

        (ii)    State of Organization: Illinois

        (iii)   Principal Business: Broker-Dealer registered on CBOE

        (iv) Principal Business and Office Address: 440 S. LaSalle Street, Chicago, Illinois 60605

        (v) Information required by clauses (d) an (e) of Item 2 or Schedule 13D: None.

        The following information relates to OI:

        (i)     Name: Oakmont Investments LLC

        (ii)    State of Organization: Illinois

        (iii)   Principal Business: Investments

        (iv) Principal Business and Office Address: 440 S. LaSalle Street, Chicago, Illinois 60605

        (v) Information required by clauses (d) an (e) of Item 2 or Schedule 13D: None.

        The following information relates to DA:

        (a)     Name: Daniel Asher

        (b) Business Address: 440 S. LaSalle Street, Suite 700, Chicago, Illinois 60605

        (c) Principal Occupation: Private Investor Manager of Oakmont Investments, LLC



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CUSIP No.586999-40-1


        (d)     Criminal Proceedings: None

        (e)     Civil Proceedings: None

        (f)     Citizenship: United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On 07/31/00 PT purchased from the Company in a private placement 40,000 unregistered shares of Common Stock and a Warrant (exercisable for five years from 07/31/00) to purchase an additional 40,000 shares. On 08/31/00 PT purchased an additional 100,000 unregistered shares of Common Stock and a Warrant (exercisable for five years from 08/31/00) to purchase an additional 100,000 shares. PT acquired the Common Stock and Warrants using working capital.

ITEM 4. PURPOSE OF TRANSACTION

        For investment.

        The Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) which would result in or relate to Item 4 of Schedule 13D.

        The Company is obligated to file a registration statement with the Securities and Exchange Commission in order to register the shares of Common Stock purchased and the shares underlying the Warrant. The Reporting Persons are not obligated to hold the shares following such registration and they may add to their position or sell shares in open market transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of 08/31/00 the Reporting Persons beneficially owned the amounts of Common Stock and Warrant to purchase Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 3,404,346 shares outstanding as of 08/04/00 as set forth in the Company's Form 10Q for the quarter ended 06/30/00.

Reporting                Shares of                    Percent of
Person                  Common Stock           Outstanding Common Stock
---------               ------------           ------------------------
PT, OI, DA                280,000(1)                    8.2


----------------


1 Includes 140,000 shares of Common Stock and Warrants to purchase an additional 140,000 shares exercisable within (sixty) 60 days.

        (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.



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CUSIP No.586999-40-1



        (c) The shares and warrants reported herein are the only transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Agreement dated as of September 27, 2000 by and among the signatories of this Statement on Schedule 13D with respect to its filing.

                                    SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 26, 2000              PYRAMID TRADING LIMITED PARTNERSHIP
                                      BY: OAKMONT INVESTMENTS, LLC
                                      ITS: GENERAL PARTNER



                                      BY: /S/ Daniel Asher
                                          -------------------------------
                                              Daniel Asher
                                              Manager, Oakmont Investments, LLC


                                      OAKMONT INVESTMENTS, LLC


                                      BY: /S/ Daniel Asher
                                          -------------------------------
                                      Daniel Asher, Manager

                                      /s/ Daniel Asher
                                      -----------------------------------
                                      DANIEL ASHER




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CUSIP No.586999-40-1



                                  EXHIBIT INDEX

EXHIBIT NO.     DOCUMENT

        1 Agreement, dated as of September 26, 2000 by and among the signatories of this Statement with respect to its filing.

TYPE:  EX-1
SEQUENCE:  2
DESCRIPTION: AGREEMENT DATED AS OF SEPTEMBER 26, 2000